UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 3 July 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures:
1.       Invitation to Members of the Black Public by Sasol to Apply for up to 18 923 764 Sasol BEE Ordinary
Shares (“Cash Invitation”): Extension of Closing Date for the Cash Invitation
2.       Invitation to Members of the Black Public by Sasol Inzalo to Apply for up to 18 923 764 Sasol Inzalo
Ordinary Shares (“Funded Invitation”): Extension of Closing Date for the Funded Invitation

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration No.: 1979/003231/06)
Share code JSE: SOL
NYSE: SSL
ISIN: ZAE000006896 US8038663006
(“Sasol”)
INVITATION TO MEMBERS OF THE BLACK PUBLIC BY SASOL TO APPLY FOR UP TO
18 923 764 SASOL BEE ORDINARY SHARES (“CASH INVITATION”): EXTENSION
OF CLOSING DATE FOR THE CASH INVITATION

Members of the Black Public are referred to the prospectus dated 15
May 2008 issued by Sasol in respect of the Cash Invitation. The prospectus states that changes to the dates and times relating to the opening and closing of the Cash Invitation would be released on the
Securities Exchange News Service of the JSE Limited and published in one English language newspaper.

The Closing Date for the Cash Invitation has been extended from
Saturday, 5 July 2008 to Wednesday, 9 July 2008.
The revised salient dates and times are set out below.
Final date for submission of Application Forms
and payments for Applicants paying by
Electronic Funds Transfer and bank issued
cheque at 15:00 on
Monday 7 July
2008
Final date for submission of Application Forms
and payments for Applicants paying in cash and
by debit card at 16:00 on
Wednesday 9 July
2008
Closing Date for Cash Invitation at 1 6:00 on Wednesday 9 July
All references to time are to local time in South Africa.

Rosebank
2 July 2008

Transaction sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Sasol Inzalo Public Limited
(Incorporated in the Republic of South Africa)
(Registration No.: 2007/030646/06)
(“Sasol Inzalo”)

INVITATION TO MEMBERS OF THE BLACK PUBLIC BY SASOL INZALO TO APPLY
FOR UP TO 18 923 764 SASOL INZALO ORDINARY SHARES (“FUNDED
INVITATION”): EXTENSION OF CLOSING DATE FOR THE FUNDED INVITATION

Members of the Black Public are referred to the prospectus dated 15
May 2008 issued by Sasol Inzalo in respect of the Funded Invitation.
The prospectus states that changes to the dates and times relating to the opening and closing of the Funded Invitation would be released on the Securities Exchange News Service of the JSE Limited and publishe d in an English language newspaper.

The Closing Date for the Funded Invitation has been extended from
Saturday, 5 July 2008 to Wednesday, 9 July 2008.

The revised salient dates and times are set out below.
Final date for submission of Application
Forms and payments for Applicants paying by
Electronic Funds Transfer and bank issued
cheque at 15:00 on
Monday 7 July
2008
Final date for submission of Application
Forms and payments for Applicants paying in
cash and by debit card at 1 6:00 on
Wednesday 9 July
2008
Closing Date for Funded Invitation at 16:00
on
Wednesday 9 July
2008
All references to time are to local time in South Africa.

Rosebank
2 July 2008

Transaction sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 July 2008
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary